PUBLIC

[redacted]

15048368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

SEC FILE NUMBER
8- 67559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heffernan Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Howard Street, Suite 200
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniele Sebastiani (925) 295-2912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIELE SEBASTIANI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEFFERNAN SECURITIES LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO, MANAGING MEMBER
Title

Notary Public see attached

JULIA PITTA
Commission # 2096177
Notary Public - California
Contra Costa County
My Comm. Expires Feb 4, 2019

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa)

On 2/23/2015 before me, Julia Pitta, a Notary Public
(insert name and title of the officer)

personally appeared Daniele Sebastiani,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JULIA PITTA
Commission # 2096177
Notary Public - California
Contra Costa County
My Comm. Expires Feb 4, 2019

Signature [signature] (Seal)

Heffernan Securities, LLC

Statement of Financial Condition

December 31, 2014

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Heffernan Securities, LLC
Walnut Creek, California

We have audited the accompanying statement of financial condition of Heffernan Securities, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Heffernan Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Heffernan Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Armanino LLP

Armanino LLP
San Ramon, California

February 25, 2015

HEFFERNAN SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Assets	
Cash and cash equivalents	$ 722,680
Commission receivable	20,666
Prepaid expenses and other current assets	2,028
Total current assets	$ 745,374

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payable to parent	$ 256,083
Accrued liabilities	35,736
Accounts payable	4,115
Total current liabilities	295,934
Member's equity	449,440
Total liabilities and member's equity	$ 745,374

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Heffernan Securities, LLC (the "Company") is a wholly owned subsidiary of Heffernan Insurance Brokers ("HIB"). The Company (a California corporation) was formed in June 2006 and commenced operations on August 28, 2007 (licensed in California) doing business as an "accommodation broker dealer."

The Company utilizes the services of a qualified and registered broker dealer and registered investment advisor ("RIA"), for facilitating the sale of various products, including 401(k) employee benefit plans, group annuity products, and other related retirement products. The RIA consummates the transactions and remits the agreed upon commission to the Company. The RIA charges a fee for services provided to the Company.

The Company receives support from HIB for items such as accounting and information technology services, office space, office equipment, and certain office supplies. The financial results of the Company would be significantly different absent this relationship with HIB.

The Company, along with other HIB subsidiaries, is jointly and severally liable for borrowings on the line of credit and outstanding debt held by HIB with JP Morgan Chase.

2. Summary of Significant Accounting Policies

Revenue recognition and commission receivable

Commissions for new sales are generally recognized upon the transfer of plan assets to the RIAs as the appointed broker dealer. Trailing commission revenues (12b-1 fees) are recognized in accordance with the periodic computation of such fees by the RIAs. Such computations typically occur on a weekly basis.

Bad debts are provided for on the allowance method based on historical experience and management's evaluation of outstanding commission receivable. No reserve for bad debts was considered necessary as of December 31, 2014.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

2. Summary of Significant Accounting Policies (continued)

Use of estimates (continued)

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company accounts for its stock-based compensation using the modified prospective method. There were no unvested options or other equity instruments as of December 31, 2014.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15:1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2014, the Company has net capital of $426,746, which was $407,017 in excess of its required net capital of $19,729. Commission receivable and prepaid expenses and other current assets totaling $22,694 were excluded from the calculation of the Company's net capital as they are classified as nonallowable assets. The Company's ratio of aggregate indebtedness to net capital is 0.69 as of December 31, 2014.

4. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

5. Income Taxes

The Company has elected to be taxed as a C corporation. As a wholly-owned subsidiary of HIB, a C corporation, the Company is included in the consolidated federal income tax return of HIB. HIB files a combined state income tax return for California. The Company has recorded income tax expense as if the Company were filing separate returns. Deferred tax assets and liabilities (including any valuation allowance) are recognized and maintained on a corporate-wide basis by HIB. The Company has no significant temporary differences. HIB evaluated its tax positions and has concluded that there are no significant uncertain tax positions related to the Company for which a reserve by the Company would be necessary as of December 31, 2014.

6. Employee Benefit Plans

Profit-sharing plan

HIB provides a deferred compensation 401(k) profit-sharing plan covering the Company's employees who have met certain requirements as to age and length of service. The Company historically has matched employee contributions to the extent of $.50 for each $1 contributed to an annual maximum of 6% of salary. The Company did not make matching contributions during the year ended December 31, 2014.

Employee stock ownership plan

HIB sponsors a leveraged employee stock ownership plan ("ESOP") that covers employees whom have met certain requirements as to age and length of service. HIB makes annual contributions to the ESOP. No ESOP compensation expense was allocated to the Company by HIB for the year ended December 31, 2014.

7. Stock Compensation

HIB grants the Company's key employees incentive bonuses of a set dollar amount that are settled by the issuance of HIB common stock. The shares are issued up to one year after the grant date, and dependent upon the performance of the key employees, during the fiscal year of the bonus. The number of shares ultimately issued is determined by dividing the bonus amount by the price of shares at the date the shares are ultimately issued. The price of the shares is prescribed by a formula under HIB's shareholder buy-out agreement. The Company recognizes a contribution from HIB in the amount of the bonus awarded to the Company's employees and an equal amount as compensation expense in the year granted, which is usually the fiscal year prior to the stock issuance.

8. Subsequent events

No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.